Form 40-F/A
period 2018-12-31
SilverCrest Metals Inc.
filed 2019-04-09
CIK 1659520

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________
AMENDMENT NO.1 TO
FORM 40-F/A

[   ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018

Commission File Number 001-38628

_____________________
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
[   ]  Yes       [   ] No

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

EXPLANATORY NOTE

This Amendment No. 1 to Form 40-F (the “Form 40-F/A”) for the year ended December 31, 2018 is being filed to file an amended auditor’s report for the audited financial statements of SilverCrest Metals Inc (the “Company”). No changes have been made to the financial statements.

This Form 40-F/A is also being filed to furnish the Company’s financial statements for the fiscal year ended December 31, 2018 formatted in eXtensible Business Reporting Language (“XBRL”). In accordance with the policy of the Securities and Exchange Commission (the “Commission”) stated in Release No. 33-9002, we are filing this Form 40-F/A within the 30-day period available to first-time XBRL filers following the filing of our Form 40-F, as filed with the Commission on March 13, 2019.

2

SIGNATURES

Pursuant to the requirements of the Exchange Act of 1934, as amended, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Form 40-F/A to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVERCREST METALS INC.

By:	/s/ Anne Yong
Name: Anne Yong
Title: Chief Financial Officer

Date: April 8, 2019

2

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Form 40-F/A:

Exhibit	Description

99.1	Annual Information Form dated March 11, 2019*

99.2	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2018 and December 31, 2017, together with the report thereon of the independent auditor

99.3	Management’s Discussion and Analysis for the year ended December 31, 2018*

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Davidson & Company LLP

101.INS	XBRL Instance

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*Previously filed.

3