Form 40-F
period 2020-12-31
SilverCrest Metals Inc.
filed 2021-03-26
CIK 1659520

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020	Commission File Number 001-38628

______________________________

SilverCrest Metals Inc.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada (Province or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification Number)

570 Granville Street Suite 501
Vancouver, British Columbia V6C 3P1
Canada
(604) 694-1730
(Address and telephone number of Registrant's principal executive offices)

______________________________

CT Corporation System
1015 15th Street N.W., Suite 1000
Washington, DC 20005
(202) 572-3100

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

______________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	SILV	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2020, 129,329,631 common shares of the Registrant were issued and outstanding.

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
Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

EXPLANATORY NOTE

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

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Annual Report of the Registrant contain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of Canadian and United States securities legislation. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration, development, construction, and mine operations at the Las Chispas property, planned exploration of its other properties, planned expenditures and plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs.  In addition, these statements include, but are not limited to: the future price of commodities; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; costs and timing of the development of new deposits; timing of completion of exploration programs; technical reports and studies; success of exploration and development activities and mining operations; the impact of the COVID-19 pandemic on operations, future financings, the Company's share price and on the timing and completion of exploration programs, technical reports and studies; the timing of construction and mine operation activities (including the plan for production at the Companies Las Chispas property by the second half of 2022; permitting timelines; currency fluctuations; requirements for additional capital; government regulation of exploration and production operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; completion of acquisitions and their potential impact on the Company and its operations; limitations on insurance coverage; maintenance of adequate internal control over financial reporting; the development and advancement of the Company's environmental, social and corporate governance strategy and the timing and possible outcome of litigation.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies.  The Company has made assumptions based on many of these factors which include, without limitation: present and future business strategies; the environment in which the Company will operate in the future, including the price of silver and gold; currency exchange rates; estimates of capital and operating costs; production estimates; estimates of mineral resources and metallurgical recoveries; mining operational and development risks; commencement of production at Las Chispas (as defined below) by the second half of fiscal year 2022; regulatory restrictions; activities by governmental authorities and changes in legislation; community relations; the speculative nature of mineral exploration; the global economic climate; loss of key employees; additional funding requirements; title to mineral claims or property; and the ultimate impact of the COVID-19 pandemic on operations. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; reliability of mineral resource estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the COVID-19 pandemic) and other geopolitical uncertainties; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; precious metals price fluctuations; fluctuations in the foreign exchange rate (particularly the Mexican peso, Canadian dollar and United States dollar); uncertainty in the Company's ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; uncertainty as to whether the Company's exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; development plans and costs differing materially from the Company's expectations; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions. This list is not exhaustive of the factors that may affect the Company's forward-looking statements.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

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

RESOURCE ESTIMATES

The Company is subject to the reporting requirements of the applicable Canadian securities laws and, as a result, reports the mineral resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information included or incorporated by reference in this annual report on Form 40-F concerning descriptions of mineralization and estimates of mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

CURRENCY

All dollar ($) amounts in this Annual Report are in United States dollars ($ or US$), unless Canadian dollars (C$) are indicated. On December 31, 2020, the daily exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.2732 (C$1.00 = US$0.7854).

ANNUAL INFORMATION FORM

The AIF for the fiscal year ended December 31, 2020 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2020 and December 31, 2019, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's MD&A for the year ended December 31, 2020 is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company's securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended December 31, 2020, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company's CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and has used the 2013 framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "2013 COSO Framework") to evaluate the effectiveness of the Company's controls in 2019. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as at December 31, 2020, and provided a reasonable assurance of the reliability of the Company's financial reporting and preparation of financial statements.

It should be noted that while the Company's CEO and CFO believe that the Company's internal controls over financial reporting provide a reasonable level of assurance that they are effective, they do not expect that the Company's internal controls over financial reporting will prevent all errors and fraud.

Attestation Report of the Registered Public Accounting Firm

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, have audited the Consolidated Annual Financial Statements and have issued an attestation report dated March 25, 2021 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Such attestation report is included in the audited consolidated financial statements of the Company for the years ended December 31, 2020 and December 31, 2019, filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein.

Changes in Internal Control over Financial Reporting

As of March 2020, most of the Company's employees began working remotely from home due to Company COVID-19 protocols. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. The Company also completed the implementation of its new Enterprise Resource Planning ("ERP") system during 2020 in all consolidated entities except one Mexican subsidiary which was completed subsequent to December 31, 2020. The implementation of this ERP system is expected to, among other things, improve user access security and automate a number of accounting, back office and reporting processes and activities, thereby decreasing the amount of manual processes previously required. Except for the implementation of the new ERP system and changes required by the current environment, there have been no significant changes in the Company's internal control over financial reporting during the period covered by this Annual Report, that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

CORPORATE GOVERNANCE

The Company's Board of Directors (the "Board of Directors" or "Board") is responsible for the Company's corporate governance and has a separately designated standing Corporate Governance and Nominating Committee, Compensation Committee and an Audit Committee. The Board of Directors has determined that all of the members of the Corporate Governance and Nominating Committee, Compensation Committee, Safety, Environmental and Social Sustainability Committee and Audit Committee are independent, based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Section 803A of the NYSE American LLC Company Guide.

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

The Company's Corporate Governance and Nominating Committee is comprised of John H. Wright (Chair), Ross Glanville and Ani Markova, all of whom are independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Section 803A of the NYSE American LLC Company Guide.

Compensation Committee

Compensation of the Company's CEO and all other executive officers is recommended to the Board of Directors for determination by the Compensation Committee. The Company's Compensation Committee is comprised of Hannes Portmann (Chair), Ross O. Glanville and John H. Wright, all of whom are independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Section 803A of the NYSE American LLC Company Guide.

Safety, Environmental and Social Sustainability Committee

The Safety, Environmental and Social Sustainability Committee is charged with the oversight of corporate performance relating to safety, environmental and social sustainability matters. The Committee’s purpose is to assess the effectiveness of the Company’s policies and practices, monitor compliance with laws, rules and regulations, assess potential operational, human resource and financial risks and opportunities that stem from environmental, geopolitical or social factors. The committee is comprised of Ani Markova (Chair), Hannes Portmann and John H. Wright, all of whom are independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Section 803A of the NYSE American LLC Company Guide.

Audit Committee

The Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE American LLC Company Guide. The Company's Audit Committee is comprised of Graham C. Thody (Chair), Hannes Portmann and Ani Markova, all of whom, in the opinion of the Company's Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 803A and 803B(2) of the NYSE American LLC Company Guide). All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The Audit Committee meets the composition requirements set forth by Section 803B(2) of the NYSE American LLC Company Guide.

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company's auditor for the fiscal year ended December 31, 2020 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

PRINCIPAL ACCOUNTANT FEES AND SERVICES - INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP ("PwC") has been the Company's independent auditor since December 20, 2019. During 2019, there were no fees billed to the Company by PwC.

Davidson & Company LLP, Charter Professional Accountants ("Davidson"), was the Company's independent auditor until December 20, 2019.

The following table shows the aggregate fees billed to the Company by PwC and Davidson, when they acted as the Company's independent auditor in each of the last two fiscal years, as applicable.

		2019 (Davidson)		2020 (PwC)

Audit Fees	C$	40,488	C$	178,694
Audit-Related Fees (1)		47,141		71,551
Tax Fees (2)		13,000		28,411
All Other Fees (3)		5,610		133,791
Total	C$	106,239	C$	412,447

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
(3) "All Other Fees" refers to the aggregate fees billed relating to transfer pricing and the involvement in the Company's annual information forms and annual reports.

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

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2020, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading "Commitments and contractual obligations" contained in note "7. LIQUIDITY AND CAPITAL RESOURCES OUTLOOK" in the Company's MD&A for the year ended December 31, 2020 as filed as Exhibit 99.3 to this Annual Report and incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

We do not operate any mine in the United States and have no mine safety incidents to report for the year ended December 31, 2020.

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

Shareholder Approval for Equity Compensation Plans. The NYSE American Company Guide requires shareholder approval in connection with the establishment of an equity compensation arrangement pursuant to which options or stock may be acquired by officers, directors, employees, or consultants of a company. The Company will follow the shareholder approval requirements of the Toronto Stock Exchange in connection with the establishment of equity compensation arrangements pursuant to which its officers, directors, employees, or consultants may acquire options or common shares.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by SEC staff, and to furnish promptly, when requested to do so by SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

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

SILVERCREST METALS INC.

/s/ Anne Yong
By:
Name: Anne Yong Title: Chief Financial Officer

Date: March 25, 2021

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Annual Report:

Exhibit	Description

99.1	Annual Information Form dated March 25, 2021

99.2	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2020 and December 31, 2019, together with the report thereon of the independent auditor

99.3	Management's Discussion and Analysis for the year ended December 31, 2020

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Aref

99.10	Consent of Barry

99.11	Consent of Burga

99.12	Consent of Fier

99.13	Consent of G Mining Services

99.14	Consent of Hydro-Ressources

99.15	Consent of Kalanchey

99.16	Consent of Michaud

99.17	Consent of P&E Mining Consultants

99.18	Consent of Preciado

99.19	Consent of Puritch

99.20	Consent of Rockland Ltd.

99.21	Consent of Stone

99.22	Consent of Turner

99.23	Consent of Verreault

99.24	Consent of Weston

99.25	Consent of Wood

99.26	Consent of Wu

101.INS	XBRL Instance

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

Exhibit	Description

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase