Form 40-F
period 2021-12-31
SilverCrest Metals Inc.
filed 2022-03-25
CIK 1659520

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021	Commission File Number 001-38628

______________________________

SilverCrest Metals Inc.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada (Province or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification Number)

570 Granville Street, Suite 501
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

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2021, 145,648,764 common shares of the Registrant were issued and outstanding.

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

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Annual Report of the Registrant contain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of Canadian and United States securities legislation. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs.  In addition, these statements include, but are not limited to: the future price of commodities; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; costs and timing of the development of new deposits; timing of completion of exploration programs; technical reports and studies; success of exploration and development activities and mining operations; the impact of the COVID-19 pandemic on operations, future financings, the Company's share price and on the timing and completion of exploration programs, technical reports and studies; the timing of construction and mine operation activities including the plan for production at the Company's Las Chispas property ("Las Chispas"); permitting timelines; currency fluctuations; requirements for additional capital; government regulation of exploration and production operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; completion of acquisitions and their potential impact on the Company and its operations; limitations on insurance coverage; maintenance of adequate internal control over financial reporting; the development and advancement of the Company's environmental, social and corporate governance strategy.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies.  The Company has made assumptions based on many of these factors which include, without limitation: present and future business strategies; the environment in which the Company will operate in the future, including the price of silver and gold; currency exchange rates; estimates of capital and operating costs; production estimates; estimates of mineral resources and metallurgical recoveries; mining operational and development risks; commencement of production at Las Chispas ; regulatory restrictions; activities by governmental authorities and changes in legislation; community relations; the speculative nature of mineral exploration; the global economic climate; loss of key employees; additional funding requirements; title to mineral claims or property; and the ultimate impact of the COVID-19 pandemic on operations. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: fluctuations in the price of silver and gold; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; reliability of mineral resource estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the COVID-19 pandemic) and other geopolitical uncertainties; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; fluctuations in the foreign exchange rate (particularly the Mexican peso, Canadian dollar (C$) and United States dollar ($ or US$); uncertainty in the Company's ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; uncertainty as to whether the Company's exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; development plans and costs differing materially from the Company's expectations; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions. This list is not exhaustive of the factors that may affect the Company's forward-looking statements.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

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

NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN
REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares annual financial statements, which are filed with this Annual Report, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and which may not be comparable to financial statements of United States companies.

RESOURCE ESTIMATES

The Company is subject to the reporting requirements of the applicable Canadian securities laws and, as a result, reports the mineral resources and mineral reserves of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43 101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information included or incorporated by reference in this annual report on Form 40-F concerning descriptions of mineralization and estimates of mineral resources and mineral reserves under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a transition period, the SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the U.S.-Canada Multijurisdictional Disclosure System ("MJDS"), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101.

CURRENCY

All dollar ($) amounts in this Annual Report are in US$, unless C$ are indicated. On December 31, 2021, the daily exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.2678 (C$1.00 = US$0.7888).

ANNUAL INFORMATION FORM

The Company's Annual Information Form for the fiscal year ended December 31, 2021 (the "AIF") is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2021 and December 31, 2020, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2021 is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company's securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended December 31, 2021, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company's CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and has used the 2013 framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "2013 COSO Framework") to evaluate the effectiveness of the Company's controls in 2021. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as at December 31, 2021, and provided a reasonable assurance of the reliability of the Company's financial reporting and preparation of financial statements.

It should be noted that while the Company's CEO and CFO believe that the Company's internal controls over financial reporting provide a reasonable level of assurance that they are effective, they do not expect that the Company's internal controls over financial reporting will prevent all errors and fraud.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP ("PwC"), has audited the Consolidated Annual Financial Statements and have issued an attestation report dated March 23, 2022 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Registered Public Accounting Firm

The attestation report of PwC is included in the audited consolidated financial statements of the Company for the years ended December 31, 2021 and December 31, 2020, filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein.

Changes in Internal Control over Financial Reporting

Most of the Company’s corporate office staff continued to work remotely in 2021 due to the Company’s COVID-19 protocols. The Company continues to retain documentation in electronic form as a result of remote work, consistent with its practices in 2020. The Company also completed the implementation of its new Enterprise Resource Planning (“ERP”) system during 2020 in all consolidated entities except one Mexican subsidiary, which was completed during Q1, 2021. The implementation of that ERP system has, and is expected to, among other things, improve user access security and automate a number of accounting, back office and reporting processes and activities, thereby decreasing the amount of manual processes previously required. Except for the fully completed implementation of the new ERP system, there have been no significant changes in the Company’s internal control over financial reporting during 2021, that materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company's Board of Directors (the "Board of Directors" or "Board") is responsible for the Company's corporate governance and has a separately designated standing Corporate Governance and Nominating Committee, Compensation Committee, Safety, Environmental and Social Sustainability Committee and an Audit Committee. The Board of Directors has determined that all  the members of the Corporate Governance and Nominating Committee, Compensation Committee, Safety, Environmental and Social Sustainability Committee and Audit Committee are independent, based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Section 803A of the NYSE American LLC Company Guide.

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

The Company's Corporate Governance and Nominating Committee is comprised of John H. Wright (Chair), Ross Glanville, Ani Markova and Laura Diaz, all of whom are independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Section 803A of the NYSE American LLC Company Guide.

Compensation Committee

Compensation of the Company's CEO and all other executive officers is recommended to the Board of Directors for determination by the Compensation Committee. The Company's Compensation Committee is comprised of Hannes Portmann (Chair), Ross O. Glanville and John H. Wright, all of whom are independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Sections 803A and 805 of the NYSE American LLC Company Guide.

Safety, Environmental and Social Sustainability Committee

The Safety, Environmental and Social Sustainability Committee is charged with the oversight of corporate performance relating to safety, environmental and social sustainability matters. The Committee's purpose is to assess the effectiveness of the Company's policies and practices, monitor compliance with laws, rules and regulations, assess potential operational, human resource and financial risks and opportunities that stem from environmental, geopolitical or social factors. The committee is comprised of Ani Markova (Chair), Hannes Portmann, Laura Diaz and John H. Wright, all of whom are independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Section 803A of the NYSE American LLC Company Guide.

Audit Committee

The Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE American LLC Company Guide. The Company's Audit Committee is comprised of Graham C. Thody (Chair), Hannes Portmann and Ani Markova, all of whom, in the opinion of the Company's Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Sections 803A and 803B(2) of the NYSE American LLC Company Guide). All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The Audit Committee meets the composition requirements set forth by Section 803B(2) of the NYSE American LLC Company Guide.

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company's auditor for the fiscal year ended December 31, 2021 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

PRINCIPAL ACCOUNTANT FEES AND SERVICES - INDEPENDENT AUDITOR

The following table shows the aggregate fees billed to the Company by PwC (PCAOB ID# 271), the Company’s independent auditor, located in Vancouver, British Columbia, in each of the last two fiscal years.

		2020		2021

Audit Fees(1)	C$	212,577	C$	312,959
Audit-Related Fees (2)		41,320		41,195
Tax Fees (3)		158,550		16,477
All Other Fees (4)		-		3,906
Total	C$	412,447	C$	374,537

(1) "Audit Fees" include fees for services rendered by the external auditor in relation to the audit and review of the Company's financial statements and in connection with our statutory and regulatory filings. The 2021 fees include amounts for 2021 audit services as well as final billings from the 2020 audit which were received in 2021.

(2) "Audit-Related Fees" refers to the aggregate audit related fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported as "Audit Fees". During 2020, the nature of the services comprising the fees disclosed under this category include services related to involvement in the amendment of the Company's Form 40-F dated March 30, 2020 and amended May 22, 2020 and review of the Company's short form base shelf prospectus dated June 5, 2020. During 2021, fees disclosed under this category relate to the review of the Company's prospectus supplement dated February 12, 2021 in relation to the short form prospectus dated June 5, 2020.

(3) "Tax Fees" refers to the aggregate tax fees billed for tax compliance, advice, planning and assistance with the preparation of tax returns. The nature of the services comprising the fees disclosed under this category relates to the preparation of the Corporate Tax Returns of the Company including its subsidiaries, together with related schedules. During 2020, the fees disclosed under this category also included services related to transfer pricing.

(4) "All Other Fees" refers to the aggregate fees billed for products and services other than as set out under the headings "Audit Fees", "Audit Related Fees" and "Tax Fees". During 2021, fees disclosed under this category relate to advice and responses to miscellaneous and general tax questions that are not considered to meet the classification of "Tax Fees".

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

The Company amended the Code on August 10, 2021. The amendments to the Code made during the fiscal year ended December 31, 2021 were not material in nature. On February 23, 2022, the Company amended the Code to permit the Company to discipline an individual who is reporting illegal or unethical behaviour if such individual was also involved with such illegal or unethical behaviour. A copy of the Code, as approved by the Board on February 23, 2022, is filed as Exhibit 99.8 to this Annual Report.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2021, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

We do not operate any mines in the United States and have no mine safety incidents to report for the year ended December 31, 2021.

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

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVERCREST METALS INC.

By:	/s/ Anne Yong
Name: Anne Yong Title: Chief Financial Officer

Date: March 24, 2022

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Annual Report:

Exhibit	Description

99.1	Annual Information Form dated March 23, 2022

99.2	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2021 and December 31, 2020, together with the report thereon of the independent auditor

99.3	Management's Discussion and Analysis for the year ended December 31, 2021

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Code of Business Conduct and Ethics Policy dated February 23, 2022

99.9	Consent of PricewaterhouseCoopers LLP

99.10	Consent of Aref

99.11	Consent of Barry

99.12	Consent of Burga

99.13	Consent of Fier

99.14	Consent of G Mining Services

99.15	Consent of Hydro-Ressources

99.16	Consent of Kalanchey

99.17	Consent of Michaud

99.18	Consent of P&E Mining Consultants Inc.

99.19	Consent of Preciado

99.20	Consent of Puritch

99.21	Consent of Rockland Ltd.

99.22	Consent of Stone

99.23	Consent of Turner

99.24	Consent of Verreault

99.25	Consent of Weston

99.26	Consent of Wood Environment & Infrastructure Solutions, Inc.

99.27	Consent of Wu

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

Exhibit	Description

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).