Form 40-F
period 2022-12-31
SilverCrest Metals Inc.
filed 2023-03-13
CIK 1659520

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2022	Commission File Number 001-38628

SilverCrest Metals Inc.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada (Province or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification Number)

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

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2022, 147,156,264 common shares of the Registrant were issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements included in the filing reflect the correction of an error to previously issued financial statements. 1

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-(b).2

________________________________
1 Check boxes are blank, pending adoption of the underlying rules.

2 Check boxes are blank, pending adoption of the underlying rules.

EXPLANATORY NOTE

SilverCrest Metals Inc. (the "Company" or the "Registrant") is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the "SEC") and the securities regulatory authorities in  Canada ("MJDS"), to prepare this annual report on Form 40-F (this "Annual Report") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Annual Report of the Registrant contain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of Canadian and United States securities legislation. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including gold and silver production and planned work programs.  In addition, these statements include, but are not limited to: the future price of commodities; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; costs and timing of the development of new deposits; timing of completion of exploration programs; technical reports and studies; the success of exploration and development activities and mining operations; the impact of the COVID-19 pandemic on operations, future financings, the Company's share price and on the timing and completion of exploration programs, technical reports and studies; mine operation activities; permitting timelines; currency fluctuations; requirements for additional capital; government regulation of exploration and production operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; completion of acquisitions and their potential impact on the Company and its operations; limitations on insurance coverage; maintenance of adequate internal control over financial reporting; the development and advancement of the Company's environmental, social and corporate governance strategy.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies.  The Company has made assumptions based on many of these factors which include, without limitation: present and future business strategies; the environment in which the Company will operate in the future, including the price of gold and silver; currency exchange rates; estimates of capital and operating costs; production estimates; estimates of mineral resources and metallurgical recoveries; and mining operational and development risks. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: fluctuations in the price of gold and silver; the impact of the Ukraine-Russia conflict on supply chains and pricing and availability of commodities; timing and content of work programs; interest rate risks; global market conditions; fluctuations in the Company's share prices; results of exploration activities; the interpretation of drilling results and other geological data; reliability of mineral resource estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; the effects of climate change; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; risks related to natural disasters, terrorism, civil unrest, public health concerns (including the impact on operations of health epidemics or outbreaks of communicable diseases such as the COVID-19 pandemic) and other geopolitical uncertainties; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; fluctuations in the foreign exchange rate (particularly the Mexican peso, Canadian dollar (C$) and United States dollar ($ or US$); risks associated with taxation in multiple jurisdictions; uncertainty in the Company's ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; risks associated with the Company's debt; uncertainty as to whether the Company's exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; operational, health and safety risks; infrastructure risks; risks associated with costs of reclamation; development plans and costs differing materially from the Company's expectations; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions. This list is not exhaustive of the factors that may affect the Company's forward-looking statements.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

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

NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under MJDS, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Annual Report, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), and which may not be comparable to financial statements of United States companies.

RESOURCE ESTIMATES

The Company is subject to the reporting requirements of the applicable Canadian securities laws and, as a result, reports the mineral resources and mineral reserves of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information included or incorporated by reference in this Annual Report concerning descriptions of mineralization and estimates of mineral resources and mineral reserves under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

CURRENCY

All dollar ($) amounts in this Annual Report are in US$, unless C$ are indicated. On December 31, 2022, the daily exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3544 (C$1.00 = US$0.7383).

ANNUAL INFORMATION FORM

The Company's Annual Information Form for the fiscal year ended December 31, 2022 (the "AIF") is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company as at December 31, 2022 and December 31, 2021 and for the years then ended, including the report of the independent auditor thereon, (the "Consolidated Annual Financial Statements") are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2022 is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company's securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Annual Report for the fiscal year ended December 31, 2022, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company's CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

The required disclosure is included in the section entitled "Management's Report on Internal Control Over Financial Reporting" in the Company's MD&A for the fiscal year ended December 31, 2022, filed as part of this Annual Report.

Attestation Report of the Registered Public Accounting Firm

The attestation report of the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP ("PwC") is included in the Consolidated Annual Financial Statements, filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein.

Changes in Internal Control over Financial Reporting

During 2022, the Company recorded revenue for the first time on the sale of precious metals. The Company also recorded inventories for the first time during 2022. The Company established certain new internal controls and procedures in relation to the new revenue and inventories to maintain adequate internal control over financial reporting. Except for the new revenue and inventory internal controls, there have been no significant changes in the Company's internal control over financial reporting during 2022, that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

CORPORATE GOVERNANCE

The Company's Board of Directors (the "Board of Directors" or "Board") is responsible for the Company's corporate governance and has a separately designated standing Corporate Governance and Nominating Committee, Compensation Committee, Safety, Environmental and Social Sustainability Committee and an Audit Committee. The Board of Directors has determined that all  the members of the Corporate Governance and Nominating Committee, Compensation Committee, Safety, Environmental and Social Sustainability Committee and Audit Committee are independent, based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Sections 803A and 805(c) of the NYSE American LLC Company Guide, as applicable.

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

The Company's Corporate Governance and Nominating Committee is comprised of John H. Wright (Chair), Graham C. Thody and Laura Diaz, all of whom are independent based on the criteria for independence prescribed by Section 803A of the NYSE American LLC Company Guide.

Compensation Committee

Compensation of the Company's CEO and all other executive officers is recommended to the Board of Directors for determination by the Compensation Committee. The Company's Compensation Committee is comprised of Hannes Portmann (Chair), Ani Markova and John H. Wright, all of whom are independent based on the criteria for independence prescribed by Sections 803A and 805(c) of the NYSE American LLC Company Guide.

Safety, Environmental and Social Sustainability Committee

The Safety, Environmental and Social Sustainability Committee is charged with the oversight of corporate performance relating to safety, environmental and social sustainability matters. The Committee's purpose is to assess the effectiveness of the Company's policies and practices, monitor compliance with laws, rules and regulations, assess potential operational, human resource and financial risks and opportunities that stem from environmental, geopolitical or social factors. The committee is comprised of Ani Markova (Chair), Hannes Portmann, Laura Diaz and John H. Wright, all of whom are independent based on the criteria for independence prescribed by Section 803A of the NYSE American LLC Company Guide.

Audit Committee

The Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE American LLC Company Guide. The Company's Audit Committee is comprised of Graham C. Thody (Chair), Hannes Portmann, Ani Markova and Anna Ladd-Kruger, all of whom, in the opinion of the Company's Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 803A of the NYSE American LLC Company Guide). All four members of the Audit Committee are financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The Audit Committee meets the composition requirements set forth by Section 803B(2) of the NYSE American LLC Company Guide.

The members of the Audit Committee are appointed by the Company's Board of Directors annually. Each member of the Audit Committee will remain on the committee until the next annual meeting of shareholders after his or her appointment, unless otherwise removed or replaced by the Board of Directors at any time.

The full text of the Audit Committee Charter is available on the Company's website at www.silvercrestmetals.com and is attached as Appendix B to the AIF, which is filed as Exhibit 99.1 to this Annual Report.

Audit Committee Financial Expert

The Board of Directors has determined that each of Hannes Portmann, Ani Markova, Anna Ladd-Kruger and Graham C. Thody (i) is financially sophisticated within the meaning of Rule 803B of the NYSE American LLC Company Guide; (ii) is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K; and (iii) is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE American LLC Company Guide).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company's auditor for the fiscal year ended December 31, 2022 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

PRINCIPAL ACCOUNTANT FEES AND SERVICES - INDEPENDENT AUDITOR

PwC (PCAOB ID# 271), located in Vancouver, British Columbia, acted as the Company's independent auditor for the fiscal years ended December 31, 2022 and 2021. For a description of the total amount billed to the Company by PwC for services performed in the last two financial years by category of service (audit fees, audit related fees, tax fees and all other fees), see "Audit Committee Disclosure - External Auditor Service Fees (By Category)" in the AIF, which is filed as Exhibit 99.1 to this Annual Report and incorporated by reference herein.

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

All amendments or waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2022, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

We do not operate any mines in the United States and have no mine safety incidents to report for the year ended December 31, 2022.

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

Shareholder Approval for Equity Compensation Plans. The NYSE American Company Guide requires shareholder approval in connection with the establishment of an equity compensation arrangement pursuant to which options or stock may be acquired by officers, directors, employees, or consultants of a company. The Company follows the shareholder approval requirements of the Toronto Stock Exchange in connection with the establishment of equity compensation arrangements pursuant to which its officers, directors, employees, or consultants may acquire options or common shares.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by SEC staff, and to furnish promptly, when requested to do so by SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

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
Name: Anne Yong
Title: Chief Financial Officer

Date: March 13, 2023

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Annual Report:

Exhibit	Description
99.1	Annual Information Form dated March 10, 2023
99.2	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2022 and December 31, 2021, together with the report thereon of the independent auditor
99.3	Management's Discussion and Analysis for the year ended December 31, 2022
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Aref
99.10	Consent of Barry
99.11	Consent of Burga
99.12	Consent of Fier
99.13	Consent of G Mining Services
99.14	Consent of Hydro-Ressources
99.15	Consent of Kalanchey
99.16	Consent of Michaud
99.17	Consent of P&E Mining Consultants Inc.
99.18	Consent of Preciado
99.19	Consent of Puritch
99.20	Consent of Rockland Ltd.
99.21	Consent of Stone
99.22	Consent of Turner
99.23	Consent of Verreault
99.24	Consent of Weston
99.25	Consent of WSP USA Environment & Infrastructure Inc. (successor to Wood Environment & Infrastructure Solutions, Inc.)
99.26	Consent of Wu

Exhibit	Description
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)