Form 40-F
period 2023-12-31
SilverCrest Metals Inc.
filed 2024-03-11
CIK 1659520

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2023	Commission File Number 001-38628
SilverCrest Metals Inc.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada (Province or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification Number)
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1
Canada
(604) 694-1730
(Address and telephone number of Registrant's principal executive offices)
C T Corporation System
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
Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2023, 146,934,814 common shares of the Registrant were issued and outstanding.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-(b).☐

EXPLANATORY NOTE
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
FORWARD LOOKING STATEMENTS
The Exhibits incorporated by reference into this Annual Report of the Registrant contain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of Canadian and United States securities legislation. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including gold and silver production and planned work programs. In addition, these statements include, but are not limited to: the future price of commodities; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; costs and timing of the development of new deposits; timing of completion of exploration programs; technical reports and studies; the success of exploration and development activities and mining operations; the impact of the COVID-19 pandemic on operations, future financings, the Company's share price and on the timing and completion of exploration programs, technical reports and studies; mine operation activities; permitting timelines; currency fluctuations; requirements for additional capital; government regulation of exploration and production operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; completion of acquisitions and their potential impact on the Company and its operations; limitations on insurance coverage; maintenance of adequate internal control over financial reporting; and the development and advancement of the Company's environmental, social and corporate governance strategy.
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
NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Registrant is permitted, under MJDS, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Annual Report, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"), and which may not be comparable to financial statements of United States companies.
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
CURRENCY
All dollar ($) amounts in this Annual Report are in US$, unless C$ are indicated. On December 31, 2023, the daily exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3226 (C$1.00 = US$0.7561).
ANNUAL INFORMATION FORM
The Company's Annual Information Form for the fiscal year ended December 31, 2023 (the "AIF") is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.
AUDITED ANNUAL FINANCIAL STATEMENTS
The audited consolidated financial statements of the Company as at December 31, 2023 and December 31, 2022 and for the years then ended, together with management's Report on Internal Control over Financial Reporting and the report of the independent registered public accounting firm thereon, (the "Consolidated Annual Financial Statements") are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.
MANAGEMENT'S DISCUSSION AND ANALYSIS
The Company's Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2023 is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.
TAX MATTERS
Purchasing, holding, or disposing of the Company's securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
At the end of the period covered by this Annual Report for the fiscal year ended December 31, 2023, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company's CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Management's Annual Report on Internal Control over Financial Reporting
The required disclosure is included in the section entitled "Management's Report on Internal Control Over Financial Reporting" in the Company's Consolidated Annual Financial Statements for the fiscal year ended December 31, 2023 and the section entitled “Disclosure and Internal Control Procedures” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2023, filed as part of this Annual Report.
Attestation Report of the Registered Public Accounting Firm
The attestation report of the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP ("PwC") is included in the Consolidated Annual Financial Statements, filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein.
Changes in Internal Control over Financial Reporting
There have been no significant changes in the Company's internal control over financial reporting during 2023, that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.
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
Corporate Governance and Nominating Committee
The Corporate Governance and Nominating Committee is responsible for, among other things:
•developing, recommending to the Board and maintaining corporate governance principles applicable to the Company;
•identifying and recommending qualified individuals for nomination to the Board of Directors;
•arranging for evaluations of the Board;
•providing such assistance as the Chair of the Board, if independent, or alternatively the lead director of the Board, may require; and
•addressing any related matters required by applicable law.
The Company's Corporate Governance and Nominating Committee is comprised of Laura Diaz (Chair), Anna Ladd-Kruger, Graham C. Thody and John H Wright, all of whom are independent based on the criteria for independence prescribed by Section 803A of the NYSE American LLC Company Guide.
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
Safety, Environmental and Social Sustainability Committee
The Safety, Environmental and Social Sustainability Committee is charged with the oversight of corporate performance relating to safety, environmental and social sustainability matters. The Committee's purpose is to assess the effectiveness of the Company's policies and practices, monitor compliance with laws, rules and regulations, assess potential operational, human resource and financial risks and opportunities that stem from environmental, geopolitical or social factors. The committee is comprised of Ani Markova (Chair), Pierre Beaudoin, Laura Diaz, and Hannes Portmann, all of whom, except Pierre Beaudoin, are independent based on the criteria for independence prescribed by Section 803A of the NYSE American LLC Company Guide.
Audit Committee
The Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE American LLC Company Guide. The Company's Audit Committee is comprised of Anna Ladd-Kruger (Chair), Hannes Portmann, Ani Markova and Graham C. Thody, all of whom, in the opinion of the Company's Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 803A of the NYSE American LLC Company Guide). All four members of the Audit Committee are financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The Audit Committee meets the composition requirements set forth by Section 803B(2) of the NYSE American LLC Company Guide.
The members of the Audit Committee are appointed by the Company's Board of Directors annually. Each member of the Audit Committee will remain on the committee until the next annual meeting of shareholders after his or her appointment, unless otherwise removed or replaced by the Board of Directors at any time.
The full text of the Audit Committee Charter is available on the Company's website at www.silvercrestmetals.com (not incorporated by reference) and is attached as Appendix B to the AIF, which is filed as Exhibit 99.1 to this Annual Report.
Audit Committee Financial Expert
The Board of Directors has determined that each of Anna Ladd-Kruger, Ani Markova, Hannes Portmann and Graham C. Thody (i) is financially sophisticated within the meaning of Rule 803B of the NYSE American LLC Company Guide; (ii) is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K; and (iii) is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE American LLC Company Guide).
PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR
The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company's auditor for the fiscal year ended December 31, 2023 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.
PRINCIPAL ACCOUNTANT FEES AND SERVICES - INDEPENDENT AUDITOR
PricewaterhouseCoopers LLP (PCAOB ID# 271), located in Vancouver, British Columbia, acted as the Company's independent registered public accounting firm for the fiscal years ended December 31, 2023 and December 31, 2022. For a description of the total amount billed to the Company by our independent registered public accounting firm for services performed in the last two financial years by category of service (audit fees, audit related fees, tax fees and all other fees), see "Audit Committee Disclosure - External Auditor Service Fees (By Category)" in the AIF, which is filed as Exhibit 99.1 to this Annual Report and incorporated by reference herein.
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
All amendments or waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2023, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2023 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
MINE SAFETY DISCLOSURE
We do not operate any mines in the United States and have no mine safety incidents to report for the year ended December 31, 2023.
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
Name: Anne Yong
Title: Chief Financial Officer
Date: March 11, 2024

EXHIBIT INDEX
The following documents are being filed with the SEC as Exhibits to this Annual Report:

Exhibit	Description
97.1	Incentive Compensation Clawback Policy
99.1	Annual Information Form dated March 11, 2024
99.2
Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2023 and December 31, 2022, together with Management's Report on Internal Control over Financial Reporting and the report of the Independent Registered Public Accounting Firm

99.3	Management's Discussion and Analysis for the year ended December 31, 2023
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of BBE Group Canada
99.10	Consent of Barry
99.11	Consent of Burga
99.12	Consent of Entech Mining Ltd.
99.13	Consent of Fier
99.14	Consent of Hydro-Ressources Inc.
99.15	Consent of Knight Piésold Ltd.
99.16	Consent of Langlais
99.17	Consent of Lee
99.18	Consent of Marx
99.19	Consent of Murray
99.20	Consent of P&E Mining Consultants Inc.
99.21	Consent of Peacock
99.22	Consent of Preciado
99.23	Consent of Puritch
99.24	Consent of Stone
99.25	Consent of Verreault
99.26	Consent of Weston
99.27	Consent of WSP Canada Inc.
99.28	Consent of Wu
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)